UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2008

Commission File Number: 0-01989

Seneca Foods Corporation Employees' Savings Plan
(Full title of the Plan)

Seneca Foods Corporation
(Name of issuer of the securities held pursuant to the Plan)

3736 South Main Street, Marion, New York 14505
(Address of principal executive office)

REQUIRED INFORMATION

1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

See accompanying index on page 3.

2. Signature

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

Bobbitt, Pittenger & Company, P.A.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

CONTENTS

 PAGE

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD AT END OF YEAR	11

SCHEDULE OF REPORTABLE TRANSACTIONS	12

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

June 15, 2009

Seneca Foods Corporation
Employees’ Savings Plan
Marion, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of Seneca Foods Corporation Employees' Savings Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  Seneca Foods Corporation Employees' Savings Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the foregoing Table of Contents are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

1605 Main Street, Suite 1010 Sarasota, FL 34236     Telephone: 941-366-4450     FAX #  941-954-7508

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

ASSETS

INVESTMENTS:
At fair value:
U.S. Bank Stable Asset Fund	$13,035,395	$10,747,455
American Beacon Balanced Fund	11,415,567	15,789,072
Seneca Foods Corporation Employer Stock Fund	11,379,669	11,599,040
First American Equity Index Fund Y	7,428,002	11,405,020
Federated Capital Appreciation Fund A	4,394,969	7,747,264
Dreyfus International Stock Index	3,679,586	5,218,729
American Growth Fund R4	2,882,648	3,799,960
PIMCO Real Return Fund	2,843,308	2,503,749
Wells Fargo Advantage Small Cap Val Z	2,812,016	4,613,624
Dodge & Cox Stock Fund	1,881,622	2,780,958
Dreyfus Mid-Cap Index Fund	1,814,167	3,600,997
First American Mid Cap Growth Opp Y	824,857	497,887
First American Small Cap Select Fund Class Y	550,602	327,075
First American Mid Cap Value Fund Y	454,719	446,624

Total investments	65,397,127	81,077,454

LOANS RECEIVABLE	375,050	328,347

EMPLOYER CONTRIBUTIONS RECEIVABLE	1,594,361	1,450,978

NET ASSETS AVAILABLE FOR BENEFITS	$67,366,538	$82,856,779

  See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

	2008	2007

ADDITIONS:

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net (depreciation) appreciation in fair value of investments	$(21,361,794)	$2,532,574
Interest and dividend income	1,398,268	1,030,232
Contributions:
Participant	6,592,605	6,079,277
Employer	1,598,622	1,450,978

Total additions	(11,772,299)	11,093,061

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	3,689,110	7,602,933
Other expenses	28,832	2,045
	3,717,942	7,604,978

NET (DECREASE) INCREASE	(15,490,241)	3,488,083

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	82,856,779	79,368,696

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$67,366,538	$82,856,779

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. The Company contribution is invested directly in the Seneca Foods Corporation Employer Stock Fund and is allocated to participants based on the participants’ pro rata share of total participating payroll.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4% to 9.5%, which are commensurate with local prevailing rates as determined by the Plan.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Participant Loans (Continued)

Principal and interest is paid ratably through monthly payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a current lump sum if the balance is less than $5,000 or a deferred lump sum if the balance is greater than $5,000. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution, however, if the value exceeds $1,000 ($5,000 before March 28, 2005), no distribution shall be made before the participant’s 65th birthday without written consent.

Forfeited Accounts

At December 31, 2008 and 2007 forfeited non-vested accounts totaled approximately $7,000 and $15,000, respectively.  These accounts will be used to reduce future employer contributions. Also, in 2008, employer contributions were reduced by $14,483 from forfeited nonvested accounts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company.

NOTE C - TAX STATUS

The Plan obtained its latest determination letter on April 30, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2008	2007

U.S. Bank Stable Asset Fund	$13,035,395	$10,747,455
American Beacon Balanced Fund	11,415,567	15,789,072
Seneca Foods Corporation Employer Stock Fund	11,379,669	11,599,040
First American Equity Index Fund Y	7,428,002	11,405,020
Federated Capital Appreciation Fund A	4,394,969	7,747,264
Dreyfus International Stock Index	3,679,586	5,218,729
Wells Fargo Advantage Small Cap Val Z		4,613,624

	2008	2007

Mutual funds	$(21,855,381)	$3,260,764
Collective investment funds	493,587	(728,190)

	$(21,361,794)	$2,532,574

* Nonparticipant-directed

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(21,361,794) and $2,532,574, respectively. The (depreciation) appreciation in each fund category is as follows:

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at December 31:

2008                                  2007
Net assets:
Seneca Foods Corporation Employer Stock Fund              $11,379,669          $11,599,040

Changes in net assets:
Contributions                                                                                       $   1,692,123                           $1,658,128
Net depreciation in fair value                    (1,033,485)                              (852,886)
Withdrawals by participants                                                                                (878,009)                          (1,168,308)

  $    (219,371)                           $ (363,066)

NOTE F – FAIR VALUE MEASUREMENTS

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE F – FAIR VALUE MEASUREMENTS (CONTINUED)

If the asset or liability has a specified (contractual) term, the level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 and 2007:

	Assets at fair value as of December 31, 2008

	Level 1	Level 2	Level 3		Total

Mutual funds	$65,397,127	$	$		$65,397,127
Participant loans				375,050	375,050
	$65,397,127	$		$375,050	$65,772,177

	Assets at fair value as of December 31, 2007

	Level 1	Level 2	Level 3		Total

Mutual funds	$81,077,454	$	$		$81,077,454
Participant loans				328,347	328,347
	$81,077,454	$		$328,347	$81,405,801

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE F – FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year ended December 31, 2008

Participant
loans

Balance, beginning of year	$328,347

Purchases, sales, issuances,
and settlements (net)	46,703

Balance, end of year	$375,050

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the company may determine.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS
   TO SCHEDULE H OF FORM 5500

No reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 is required.

NOTE I – RISKS AND UNCERTAINTIES

The plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2008

		Description of investment
	Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,		Current
	or similar party	par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

	American Beacon	Balanced Fund		$11,415,567

	American Funds	Growth Fund of America Class R4		2,882,648

	Dodge & Cox	Stock Fund		1,881,622

	Dreyfus	Mid Cap Index Fund		1,814,167

		International Stock Index Fund		3,679,586

	Federated	Capital Appreciation Fund A		4,394,969

	First American	Small Cap Select Fund Class Y		550,602

		Equity Index Fund Y		7,428,002

		Mid Cap Growth Y		824,857

		Mid Cap Value Y		454,719

	Pimco Funds	Real Return Fund		2,843,308

	Wells Fargo Advantage	Small Cap Value Fund Z		2,812,016

	U.S. Bank	Stable Asset Fund		13,035,395

*	Seneca Foods
	Corporation	Employer Stock Fund		11,379,669

	Participant Loans	Interest rates 4% - 9.5%		375,050

* Indicates a party-in-interest

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

				(h) CURRENT VALUE
				OF ASSET ON
	(c) PURCHASE	(d) SELLING	(g) COST OF	TRANSACTION	(I) NET GAIN OR
(b) DESCRIPTION OF ASSET	PRICE	PRICE	ASSET	DATE	(LOSS)

CATEGORY I -
A single transaction in excess
of 5% of Plan assets

NONE

CATEGORY II -
A series of transactions (Other
than securities) with same
person aggregating 5% of Plan
assets

NONE

CATEGORY III -
A series of transactions in a
security issue aggregating 5%
of Plan assets

U.S. Stable Asset Fund
Purchases	6,419,829		6,419,829	6,419,829
Sales		4,625,241	4,413,225	4,413,225	212,016

American Beacon Balanced
Fund
Sales		3,072,694	3,589,218	3,589,218	(516,524)

Seneca Foods Employer
Stock Fund
Purchases	3,973,503		3,973,503	3,973,503

CATEGORY IV -
Transactions in securities with
a person if any single
transaction with that person
was in excess of 5% of
Plan assets

NONE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Seneca Foods Corporation
Employees' Savings Plan
(Name of Plan)

/s/Kraig H. Kayser
-----------------------
Kraig H. Kayser        June 25, 2009
Sponsor of Seneca Foods
Corporation Employees'
Savings Plan